 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K/A to change the meeting date of the 2022 Extraordinary General Meeting from May 11, 2022 (as previously disclosed on Exhibit 99.1 and Exhibit 99.2 to the Report on Form 6-K filed with the SEC on April 29, 2022, the “2022 EGM Proxy Statement”) to May 13, 2022 at 10:00 A.M. Eastern Time (10 P.M. Beijing time on May 13, 2022), to offer shareholders sufficient time to vote through the web link provided. All previously voted shares will continue to be counted, so shareholders do not need to vote again if they have already voted.

The Registrant is also correcting the statement under “Voting of Proxies” on page 6 of the 2022 EGM Proxy Statement and clarifying that if a shareholder does not return the bank’s, broker’s or other nominee’s voting form, does not vote via the Internet or telephone through the broker, bank or other nominee, if possible, or does not attend the Extraordinary General Meeting and vote in person with a proxy from the broker, bank or other nominee, then the shareholder’s shares will not be counted for purposes of determining quorum or for purposes of the voting results. The matters presented in the meeting are Ordinary Resolutions, which under Cayman Islands law and the Registrant’s Memorandum and Articles of Association are approved by a majority of votes cast in person or by proxy at a meeting at which a quorum is present.

On May 10, 2022, the Registrant issued a press release titled “Farmmi Provides CEO Update and Extends Proxy Voting Period to Better Accommodate Shareholders.” A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K/A and is incorporated herein by reference.

Changes to previously filed Proxy Statement and Proxy Card:

1. The fourth paragraph under section Voting of Proxies on page 6 is deleted and replaced by the following paragraph:

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or by the Internet or telephone through your broker, bank or other nominee if such a service is provided. To vote via the Internet or telephone through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee. If you do not return your bank’s, broker’s or other nominee’s voting form, do not vote via the Internet or telephone through your broker, bank or other nominee, if possible, and do not attend the Extraordinary General Meeting and vote in person with a proxy from your broker, bank or other nominee, your shares will not be counted for purposes of determining quorum or for purposes of the voting results.

2. All the references to the date and time of the meeting on the proxy statement and the proxy card are changed to May 13, 2022 at 10:00 A.M., Eastern Time (10 P.M. Beijing Time on May 13, 2022).

Exhibits No.	Description
99.1	Press release titled: “Farmmi Provides CEO Update and Extends Proxy Voting Period to Better Accommodate Shareholders,” dated May 10, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

Date: May 10, 2022	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer